Exhibit 3.1

CERTIFICATE OF INCREASE

OF

THE NUMBER OF SHARES OF

7.75% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK

OF

BABCOCK & WILCOX ENTERPRISES, INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST: In a Certificate of Designation filed with the Secretary of State of the State of Delaware on May 6, 2021, the Corporation was authorized to issue 4,600,000 shares of 7.75% Series A Cumulative Perpetual Preferred Stock as a series of the Corporation’s preferred stock, par value $0.01 per share and $25.00 liquidation preference per share.

SECOND: In accordance with the resolutions of the Board of Directors of the Corporation (the “Board of Directors”) adopted at a meeting duly called and held on April 29, 2021 and as amended on May 26, 2021, the Pricing Committee of the Board of Directors in an action dated May 26, 2021, duly authorized and directed that the number of shares of the Corporation’s 7.75% Series A Cumulative Perpetual Preferred Stock be increased from 4,600,000 shares to 7,516,880 shares.

In witness whereof, this Certificate of Increase is executed on behalf of the Corporation by its Chairman and Chief Executive Officer this 1st day of June, 2021.

BABCOCK & WILCOX ENTERPRISES, INC.

By:	/s/ Kenneth M. Young
Name: Kenneth M. Young
Title: Chairman and Chief Executive Officer